Exhibit (a)(5)(iii)

Intelligent Systems Corporation Announces Final Results Of Its Tender Offer

Atlanta, Ga., May 22, 2015 – Intelligent Systems Corporation (NYSE MKT: INS) (the “Company”) today announced the final results of its modified “Dutch auction” tender offer, which expired at 12:00 Midnight, New York City Time, on May 19, 2015.

Based on the final count by the depositary, an aggregate of 230,729 shares were properly tendered and not withdrawn at prices at or below $3.00 per share. Accordingly, pursuant to the terms of the Offer to Purchase, the Letter of Transmittal and applicable securities laws, the Company has accepted for purchase 230,729 shares of its common stock at a purchase price of $3.00 per share. These shares represent approximately 2.6% of the shares outstanding as of May 20, 2015. With the completion of the tender offer, the Company will have approximately 8,727,299 shares of common stock outstanding. The aggregate price that the Company paid in connection with the tender offer was $692,187, excluding transaction costs.

J. Leland Strange, President and CEO, commented, “When we began discussing strategic alternatives last December, our stock had been trading around $1.25. After the announcement and up to the time we announced the sale of ChemFree 3 ½ months later, the stock slowly but steadily approximately doubled in price. We announced our tender offer on April 22, 2015, and the day before our stock closed at $2.79. Since we historically have traded low volumes, we felt we should offer our shareholders, who wanted an opportunity to sell their shares without driving the price up, the ability to offer their shares back to the Company at a price up to $3.00.

“We had no idea whether or not we had shareholders that fit that description but obviously we did not. While on one hand, one could say the tender offer was a failure since so few shares were tendered, I consider it a complete success knowing that most of our shareholders feel as I do that the remaining value in INS is above this price. We appreciate their confidence and will continue to explore alternatives to grow our business and validate their confidence.”

The tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated April 22, 2015.

The information agent for the tender offer is D.F. King & Co., Inc. and the depositary for the tender offer is American Stock Transfer & Trust Company, LLC. All questions and requests for information about the offer should be directed to D.F. King & Co., Inc. at (800) 499-8541.

About Intelligent Systems Corporation

For over thirty-five years, Intelligent Systems Corporation [NYSE MKT: INS] has identified, created, operated and grown technology companies. The Company’s principal continuing operations include CoreCard Software, Inc. (www.corecard.com) and its affiliate companies. CoreCard designs, develops, and markets a comprehensive suite of software solutions to corporations, financial institutions, retailers and processors to manage their credit and debit cards, prepaid cards, private label cards, fleet cards, loyalty programs, and accounts receivable and small loan transactions. CoreCard also offers prepaid and credit card processing services using its proprietary software solutions.   Further information is available on the Company’s website at http://www.intelsys.com or by calling the Company at 770/381-2900.

CONTACT

Bonnie Herron, CFO

770-564-5504

bherron@intelsys.com